Filed by Marquee Raine Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marquee Raine Acquisition Corp.

Commission File No.: 333-256147

Date: May 26, 2021

ENJOY TECHNOLOGY APPOINTS TIFFANY MERIWEATHER AS CHIEF LEGAL OFFICER AND ETTIENNE BRANDT AS CHIEF COMMERCIAL OFFICER

Leadership Team Expands with Senior Executives from Clear Channel and BT Group as Enjoy Pioneers “Commerce-at-Home” with its Mobile Stores and Prepares to Become a Public Company Following Closing of Business Combination with MRAC

Palo Alto, Calif., and London, U.K. (May 26, 2021)—Enjoy Technology, Inc. (“Enjoy”), a technology-powered service platform reinventing “Commerce at Home,” announced today the appointments of Tiffany Meriweather as Chief Legal Officer (CLO) and Ettienne Brandt as Chief Commercial Officer (CCO).

As CLO, Tiffany will lead all legal and compliance functions for Enjoy and play a key role as Enjoy prepares to become a public company following the completion of its previously announced business combination with Marquee Raine Acquisition Corp (MRAC). As CCO, Ettienne will oversee the global sales and customer experience across Enjoy’s Mobile Stores, supporting the Company’s vision to bring personalized retail experiences through the door and conveniently into the homes of customers around the world.

“We believe Enjoy is pioneering the next disruptive channel for retail. As Enjoy expands, we continue to add exceptionally talented leaders to our executive team to help us bring personalized, convenient retail experiences to more customers around the world,” said Ron Johnson, Co-Founder and CEO of Enjoy. “Tiffany and Ettienne bring unique experience, deep technology and telecommunications industry expertise, and track records of delivering results. We believe Ettienne’s global telecommunications sales and strategy experience makes him the right leader to guide Enjoy’s global expansion, and Tiffany’s exceptional legal acumen and compliance expertise will be essential in helping guide Enjoy as we prepare for our next phase of growth as a public company following the closing of Enjoy’s business combination with MRAC. I am delighted to welcome Tiffany and Ettienne to the team.”

Tiffany joins Enjoy from Clear Channel, where she led the corporate and securities legal function as Senior Vice President, Legal. Tiffany has well over a decade of experience in private practice and public companies focusing on domestic and international transactions, corporate governance and corporate finance and disclosure matters. Prior to joining Clear Channel in 2019, Tiffany served as Vice President, Counsel, Corporate and Securities and Assistant General Counsel, Affiliate Relations at CBS Corporation. Prior to CBS, Tiffany was a corporate attorney at Skadden, Arps, Slate, Meagher & Flom LLP, a leading global law firm, for nearly nine years. Tiffany is committed to diversity, equity and inclusion and served as the Chair of Skadden’s African-American/African Affinity Group Steering Committee, and served on Clear Channel’s Executive Diversity Advisory Council. Tiffany received a Bachelor of Arts degree with a double major in Psychology and Political Science from Emory University, and a Juris Doctor from Columbia Law School.

Prior to joining Enjoy, Ettienne led the Commercial teams for EE & BT Consumer brands as Managing Director—Commercial/CCO and was responsible for all Consumer sales channels and leading 8,500 employees. Ettienne successfully helped bring BT back to the market after a 17-year absence across nearly 600 EE mobile retail stores. He also served as Corporate Marketing and Commercial Director at EE, where he led the indirect sales team, marketing communications, propositions, and trading within the EE Enterprise Business Unit. Prior to EE, Ettienne worked at NTL (now Virgin Media), the Caudwell Group, Edcon (South Africa) and Orange UK. He has vast experience in telecommunications and retail for over 20 years. He is also a member of the Chartered Institute of Management Accountants (CIMA). Ettienne received a Bachelor of Commerce from Stellenbosch University.

Enjoy’s mission is to reinvent “Commerce at Home” and disrupt the physical retail model by aiming to bring a personalized, convenient retail experience through the door and into the comfort of a customer’s home. This at-home experience is powered by proprietary technology and data science tools, including real-time applications that manage inventory, routing and staffing, with the support of full-time, trained Experts. Enjoy’s mobile stores enable consumer brands to deepen engagement with their customers and provide customers with a convenient, full-service experience that e-commerce cannot deliver.

Enjoy has formed commercial relationships with several leading consumer brands, including AT&T in the United States, BT Group in the United Kingdom, Rogers Communications in Canada, and Apple in select U.S. cities. Enjoy’s mobile stores have a track record of delivering industry-leading customer satisfaction and generating incremental revenue opportunities during Enjoy’s mobile retail experiences.

To learn more about Enjoy visit www.enjoy.com. To learn more about Enjoy’s plans to become a public company visit www.enjoy.com/investors.

About Enjoy Technology

Enjoy Technology is a technology-powered platform reinventing “Commerce at Home” to bring the best of the store directly to the customer. Enjoy has formed multi-year commercial relationships with some of the leading consumer brands to bring the products, services and subscriptions their customers love through the door directly in the comfort and convenience of their homes. Co-founded by Apple retail strategist, Ron Johnson, Enjoy has pioneered a new retail experience that can do everything a traditional retail experience offers, but better, through its Mobile Stores. Enjoy currently operates in the United States, Canada and the United Kingdom. Headquartered in Palo Alto, CA, Enjoy is leading the reinvention of “Commerce at Home.” To learn more about Enjoy, please visit: www.enjoy.com.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Enjoy and MRAC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. MRAC has filed a registration statement on Form S4 with the SEC, which includes a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus will contain important information about the proposed transaction and the other matters to be voted upon at an extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov.

The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022.

Participants in Solicitation

MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Enjoy and MRAC. These forward-looking statements generally are identified by the words “believe,” “strategy,” “opportunity,” “plan,” “propose,” “forecast,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations of the Company’s and MRAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and MRAC. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MRAC’s securities, (ii) the risk that the transaction may not be completed by MRAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MRAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”) by the shareholders of MRAC, the satisfaction of the minimum amount following redemptions by MRAC’s public shareholders and the receipt of certain governmental and regulatory approvals in MRAC’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Enjoy’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Enjoy, (ix) the outcome of any legal proceedings that may be instituted against Enjoy or against MRAC related to the Merger Agreement or the proposed business combination, (x) the ability to maintain the listing of MRAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Enjoy operates, variations in operating performance across competitors, changes in laws and regulations affecting Enjoy’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive retail e-commerce industry, (xiv) the potential benefits of the proposed business combination (including with respect to shareholder value), (xv) the effects of competition on Enjoy’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by MRAC’s public shareholders, (xviii) the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future and (xix) the impact of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in MRAC’s final prospectus filed on December 16, 2020 and the Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of MRAC’s filed, or to be filed, with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Enjoy and MRAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Enjoy nor MRAC gives any assurance that either Enjoy or MRAC, or the combined company, will achieve its expectations.